CUSIP No. 62957M104	13G	Page 1 of 5 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

RULE 13d-2

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS

THERETO FILED PURSUANT TO

(Amendment No.     )*

Nabriva Therapeutics AG

(Name of Issuer)

Common Shares, nominal value €1.00 per share

(Title of Class of Securities)

62957M104**

(CUSIP Number)

23 September 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**This CUSIP number is assigned to the Issuer’s American Depositary Shares, each representing one-tenth (1/10) of a Common Share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 62957M104	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Wellcome Trust Limited as trustee of the Wellcome Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 119,695.5
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 119,695.5
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,695.5
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

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CUSIP No. 62957M104	13G	Page 3 of 5 Pages

Schedule 13G

Item 1(a).	Name of Issuer: Nabriva Therapeutics AG (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: Leberstrasse 20, 1110 Vienna, Austria

Item 2(a).	Name of Persons Filing: The Wellcome Trust Limited as trustee of the Wellcome Trust

Item 2(b).	Address of Principal Business Office or, if None, Residence: 215 Euston Road, London NW1 2BE, United Kingdom

Item 2(c).	Citizenship: United Kingdom

Item 2(d).	Title of Class of Securities: Common Shares, nominal value €1.00 per share

Item 2(e).	CUSIP Number: 62957M104. This CUSIP number is assigned to the Issuer’s American Depositary Shares, each representing one-tenth (1/10) of a Common Share.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[	]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[	]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[	]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[	]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[	]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[	]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[	]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[	]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[	]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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CUSIP No. 62957M104	13G	Page 4 of 5 Pages

Item 4.	Ownership.

The information in items 1 and 5 through 11 on the cover page (p. 2) of this Schedule 13G is hereby incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

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CUSIP No. 62957M104	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Wellcome Trust Limited as trustee of the Wellcome Trust

Dated: February 12, 2016	/s/ Nick Moakes
	Name:	Nick Moakes
	Title:	Managing Director (Public Markets)

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